Filed Pursuant to Rule 433

Registration Statement No. 333-274977-02

Union Electric Company

Pricing Term Sheet

February 23, 2026

Issue:	$450,000,000 4.80% First Mortgage Bonds due 2036 (“2036 Bonds”)	$450,000,000 5.55% First Mortgage Bonds due 2056 (“2056 Bonds”)
Principal Amount:	$450,000,000	$450,000,000
Coupon (Interest Rate):	4.80% per annum	5.55% per annum
Maturity Date:	March 15, 2036	March 15, 2056
Benchmark Treasury:	4.125% due February 15, 2036	4.625% due November 15, 2055
Benchmark Treasury Price:	100-25	98-27+
Benchmark Treasury Yield:	4.029%	4.696%
Spread to Benchmark Treasury:	+78 basis points	+88 basis points
Re-offer Yield:	4.809%	5.576%
Offering Price (Issue Price):	99.926% of the principal amount	99.619% of the principal amount
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2026	March 15 and September 15, commencing September 15, 2026

Optional Redemption:	Prior to December 15, 2035 (the “2036 Bonds Par Call Date”) redeemable, in whole or in part, at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2036 Bonds to be redeemed matured on the 2036 Bonds Par Call Date) on a semi-annual basis at the Treasury Rate plus 12.5 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2036 Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the 2036 Bonds Par Call Date, redeemable, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the 2036 Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.	Prior to September 15, 2055 (the “2056 Bonds Par Call Date”) redeemable, in whole or in part, at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2056 Bonds to be redeemed matured on the 2056 Bonds Par Call Date) on a semi-annual basis at the Treasury Rate plus 15 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the 2056 Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the 2056 Bonds Par Call Date, redeemable, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the 2056 Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.
Right to Redeem for Tax Credit Event:	Redeemable upon the occurrence of a Tax Credit Event, in whole but not in part, at 101% of the principal amount of the 2036 Bonds to be redeemed, plus accrued and unpaid interest thereon to the redemption date (provided, that the related notice of redemption must be sent no later than December 31, 2026).	Redeemable upon the occurrence of a Tax Credit Event, in whole but not in part, at 101% of the principal amount of the 2056 Bonds to be redeemed, plus accrued and unpaid interest thereon to the redemption date (provided, that the related notice of redemption must be sent no later than December 31, 2026).
Expected Ratings (Moody’s/S&P)*:	A2 (Stable) / A (Stable)
Trade Date:	February 23, 2026
Settlement Date:	February 27, 2026 (T+4)**
CUSIP/ISIN:	906548 DB5 / US906548DB50	906548 DC3 / US906548DC34
Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC
Co-Managers:	Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. SMBC Nikko Securities America, Inc.

The terms “Treasury Rate” and “Tax Credit Event” have the respective meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated February 23, 2026.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

** It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about the Settlement Date specified above, which will be the fourth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the First Mortgage Bonds initially are expected to settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, (iii) Mizuho Securities USA LLC toll-free at 1-866-271-7403, (iv) MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or (v) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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